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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)


                               (FINAL AMENDMENT)


                                      AND


                                  SCHEDULE 13D


                              UNDER THE SECURITIES


                              EXCHANGE ACT OF 1934

                            ------------------------

                            SENIOR INCOME FUND L.P.
                            (NAME OF SUBJECT ISSUER)

                                  LAVRA, INC.
                           ARV ASSISTED LIVING, INC.
                                   (BIDDERS)

        UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   820930105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                GARY L. DAVIDSON
                             CHAIRMAN OF THE BOARD
                           ARV ASSISTED LIVING, INC.
                            245 FISCHER AVENUE, D-1
                          COSTA MESA, CALIFORNIA 92626
                                 (714) 751-7400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                            PETER J. TENNYSON, ESQ.
                             STEPHEN D. COOKE, ESQ.
                            VINCENT D. LOWDER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                               SEVENTEENTH FLOOR
                             695 TOWN CENTER DRIVE
                       COSTA MESA, CALIFORNIA 92626-1924
                                 (714) 668-6200

                            ------------------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*: $16,003,163                 AMOUNT OF FILING FEE: $3,201

---------------
* For purposes of calculating the filing fee only. This amount assumes the purchase of 2,462,025 units representing assignments of limited partnership interests (the "Units") of the subject partnership for $6.50 per Unit in cash. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:    $3,201             Filing Party:  ARV Assisted Living, Inc.
Form or Registration No.:  Schedule 14D-1     Date Filed:    November 8, 1996


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                      Index to Exhibits Located at Page 6

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                                     14D-1

CUSIP No. 820930105


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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARV Assisted Living, Inc.
         33-0160968
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) [ ]
                                                                                      (b) [ ]
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   3.    SEC USE ONLY
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   4.    SOURCES OF FUNDS

         WC
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   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                             [ ]
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         California
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   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         424,272.5 Units, which number includes 408,222.5 Units held of record by LAVRA, Inc.
         LAVRA, Inc. has a contract to purchase an additional 1,000 Units.
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   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                   [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 8.8%. (Based on 4,827,550 Units reported as outstanding as of September 30, 1996)
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  10.    TYPE OF REPORTING PERSON

         CO
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


                                        2
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                                     14D-1

CUSIP No. 820930105


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   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LAVRA, Inc.
         33-0650949
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                      (a) [ ]
                                                                                      (b) [ ]
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   3.    SEC USE ONLY
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   4.    SOURCES OF FUNDS

         AF
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   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR
         2(f)                                                                             [ ]
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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   7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         416,322.5 Units. Reporting person has a contract to purchase an additional 1,000
         Units.
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   8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                                   [ ]
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   9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         Approximately 8.6%. (Based on 4,827,550 Units reported as outstanding as of
         September 30, 1996)
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  10.    TYPE OF REPORTING PERSON

         CO
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



                       AMENDMENT NO. 3 TO SCHEDULE 14D-1



     This Amendment No. 3 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on November 8, 1996, as amended by Amendment No. 1 filed with the Commission on November 25, 1996 and by Amendment No. 2 filed with the Commission on December 11, 1996, by LAVRA, Inc., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of ARV Assisted Living, Inc., a California corporation ("ARV") (the "Schedule 14D-1"), relating to the offer by the Purchaser to purchase up to 2,462,025 of the units representing assignments of limited partnership interests (the "Units") of Senior Income Fund L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $6.50 per Unit, less the amount of Distributions (as defined in the Offer to Purchase dated November 8, 1996), if any, made by the Partnership from November 8, 1996, the date the Offer, to the date on which the Purchaser purchases the tendered Units, except for a distribution of $0.075 per Unit made for the quarter ended September 30, 1996, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as it may be supplemented or amended from time to time (the "Offer to Purchase"), including by the Notice of Increase and Supplement to Offer to Purchase dated November 25, 1996 (the "Supplement"), and the related Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase and the Supplement, constitutes the "Offer"); and (ii) the initial Statement on Schedule 13D of the Purchaser and


                                        3
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ARV. Terms not otherwise defined herein shall have the meaning given to them in the Schedule 14D-1 and the Offer to Purchase. The following items are amended as follows:



ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     Items 6(a) and (b) are hereby amended by adding the following:



          The offer expired according to its terms at 12:00 midnight, New York City time, on Friday, December 13, 1996. Promptly thereafter, the Purchaser gave notice to the Depositary of its acceptance for payment in accordance with the terms of the Offer of all Units that had been validly tendered and not withdrawn prior to the expiration of the Offer. According to the Depositary's preliminary count, approximately 375,947.5 Units had been tendered. A copy of the press release issued by ARV on December 16, 1996, relating to the completion of the Offer is attached hereto as Exhibit 99.11 and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 is hereby amended by adding the following, which is attached hereto as an exhibit:



     99.11  Text of Press Release dated December 16, 1996.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 17, 1996


                                          LAVRA, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board



                                          ARV ASSISTED LIVING, INC.

                                          By: /s/ GARY L. DAVIDSON
                                            ------------------------------------
                                            Gary L. Davidson
                                            President and Chairman
                                            of the Board

                                        5
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                                 EXHIBIT INDEX


EXHIBIT NO.                       DESCRIPTION
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
   99.11        --  Text of Press Release, dated December 16, 1996